

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

January 5, 2009

Mr. Robert T. Faber
Principal Officer
Goldspring, Inc.
P.O. Box 1118
Virginia City, Nevada 89440

> **Re:** **Goldspring, Inc.**
> **Form 10-KSB for Fiscal Year Ended December 31, 2007, As Amended**
> **Filed December 10, 2008**
> **Form 10-Q for Fiscal Quarter Ended September 30, 2008**
> **Filed November 14, 2008**
> **Response Letter Dated November 21, 2008**
> **File No. 000-32429**

Dear Mr. Faber:

We have reviewed your filings and response letter and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Form 10-KSB/A-1 For the Fiscal Year Ended December 31, 2007

Executive Compensation, page 28

Stock Options, page 29

1.   We note from your response to prior comment number six that you granted stock options in 2007. However, you indicate in your response to prior comment number seven that the disclosures under paragraphs 64 and A240 and A241 of FAS 123R were inapplicable to the Form 10-KSB for the fiscal year ended December 31, 2007. Please further support your conclusion that such disclosures were unnecessary given your grant of stock options during 2007.

Evaluation of Disclosure Controls and Procedures, page 34

2.   We note your new disclosure under this heading, which states "Based on the evaluation and the identification of the significant deficiencies in our internal control over financial reporting described below, which we do not believe to be material weaknesses, our Chief Executive Officer and our Chief Financial Officer concluded that, as of December 31, 2007, our disclosure controls and procedures were effective." Please explain in greater detail how you were able to determine that your disclosure controls and procedures were effective as of December 31, 2007 even though you specifically reference significant deficiencies in your internal control over financial reporting when concluding on the effectiveness of your disclosure controls and procedures. Please also contact us to discuss.

Consolidated Balance Sheet, pages F-3 and F-4

3.   We note your inclusion of footnote 14 in response to prior comment number eight. However, based upon review of footnote 14, it remains unclear what the line item "Other – embedded derivatives" represents. In this regard, you disclose that this balance "represents the net debt discount resulting from the original determination of the fair value of the conversion feature (embedded derivative) included in the debt, net of periodic amortizations of interest expense." Please explain to us in greater detail how you determined the balance of "Other – embedded derivatives," and specifically cite the accounting guidance you referenced in determining the appropriate accounting for this line item and the "Derivative liability" line item.

Consolidated Statements of Operations, page F-5

4.   We have considered your response to prior comment number nine wherein you indicate you did not report the change in the fair value of your derivative assets and liabilities, as prescribed by FAS 133, because you were in negotiations that you believed would ultimately change the nature and character of the derivatives you had recorded on your consolidated balance sheets. We further note your conclusion that "to record any changes in fair value in 2007 would not be meaningful when considering the upcoming changes and when compared to our $17.2 million stockholders' deficit at December 31, 2007 and our $4.1 million net loss for the year then ended." Based on your response, it appears you believe that to record the change in the fair value of your derivative assets and liabilities would have been immaterial to your financial statements taken as a whole. If this is true, please provide a detailed materiality analysis under SAB 99 that supports your conclusion, or otherwise advise.

 Note 3 – Summary of Significant Accounting Policies, page F-8

Revenue recognition, page F-9

5.   We note from your response to prior comment number ten that your "sales
        contract with the refiner, Johnson-Matthey, does not include pricing mechanisms;
        and that all "sales are based on the quantity of metals delivered and the value of
        the metals at the time of sale." Based upon your response, please explain why
        your disclosure under this heading continues to indicate that provisionally priced
        contracts may exist. In this regard, your revenue recognition policy reads as
        follows:

        Sales of gold and silver dore are recorded when title and risk of loss transfer to
        the refiner at current spot metals prices. Sales are calculated based upon assay of
        the dore's precious metal content and its weight. Recorded values are adjusted
        upon final settlement from the refiner which usually occurs within 24 days of
        delivery. If we have reason to believe that the final settlement will materially
        affect our recognition of revenue because of a difference between the refiner's
        assay of precious metals contained in the dore and ours, we establish a reserve
        against the sale.

Reclamation Liabilities and Asset Retirement Obligations, page F-11

6.   In your response to prior comment number 11, you represent that "the fair value
        of the liability of our asset retirement obligations, determined in accordance FAS
        143, are reported on [y]our balance sheet as of December 31, 2007." However,
        based upon your disclosure, it continues to remain unclear to us why you expense
        your asset retirement obligation directly to reclamation expense "Since [you] do
        not yet have proven or probable reserves as defined by Industry Guide 7."
        Furthermore, it is unclear to us why your Long-term reclamation liability balance
        of $553,190 as of December 31, 2007 has not changed since the fiscal year ended
        2004. In this regard, we would expect the balance to increase due to (a) the
        passage of time and (b) revisions to either the timing or the amount of the original
        estimate of undiscounted cash flows, as indicated by paragraph 13 of FAS 143.
        Please further support your representation to us that you report your asset
        retirement obligations in accordance with FAS 143.

Note 8 – Convertible Debentures and Notes Payable, page F-16

General

7.   We have reviewed the Schedule of Convertible Debentures you provided in
        response to prior comment number 13. It continues to remain unclear how you
        initially applied the accounting guidance of FAS 133 and EITF 00-19, as
        applicable, in recording each of your outstanding convertible debentures and
        notes payable with embedded conversion features. Please contact us at your
        earliest convenience to further discuss your response.

Note 13 – Subsequent Events, page F-26

8.   We note from your response to prior comment number 15 that you determined the
        modification of the conversion terms of your convertible notes represented a
        "substantial modification of terms" as contemplated by EITF 96-19. You further
        state that you "removed all vestiges of the derivative valuations associated with
        the previous conversion features, from [y]our accounts as reflected in [y]our
        quarterly reporting as of June 30, 2008." According to EITF 96-19, if it is
        determined that the original and new debt instruments are *substantially different*,
        then the new debt instrument should be initially recorded at fair value and that
        amount should be used to determine the debt extinguishment gain or loss to be
        recognized and the effective rate of the new instrument. Given this guidance and
        your response, it is unclear whether you reported a debt extinguishment gain or
        loss during the fiscal quarter ended June 30, 2008. Please explain in greater detail
        how you applied the guidance in EITF 96-19 associated with the extinguishment
        of your convertible notes.

9.   Furthermore, please explain to us what you mean by your statements that
        "Although we recorded the elimination of the derivative assets and liabilities
        associated with the previous conversion features, we did not record the fair value
        adjustment generated by the new conversion features. Therefore, we intend to
        amend our filings for the first, second and third quarters of 2008 to reflect
        establishing the new debt discount and the additional interest expense suggested
        by this accounting treatment."

Form 10-Q for the Fiscal Quarter Ended September 30, 2008

Condensed Consolidated Balance Sheets, page 3

10.   Please explain to us in greater detail why the asset item titled 'Reclamation deposit' totaling $766,768, equals the balance of the liability item titled 'Reclamation liabilities.'

Condensed Consolidated Statements of Operations, page 4

11.   Please include the disclosures required for diluted earnings/loss per share, as required by paragraph 40 of FAS 128.

12.   Please explain how you determined the Derivative Change in Fair Value for the nine months ended September 30, 2007, given your response to prior comment number nine that you did not recognize the fair value change in your derivative assets and liabilities during the fiscal year ended December 31, 2007.

13.   Please tell us and disclose the nature of the Other, net income item for the nine months ended September 30, 2008 totaling $551,907.

Condensed Consolidated Statement of Cash Flows, page 5

14.   Please explain to us the nature of the adjustment to operating cash flows of $607,563 titled 'Interest capitalized with amended and restructured notes."

Closing Comments

        As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

You may contact Jennifer O'Brien at (202) 551-3721 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3683 with any other questions.

Sincerely,

Jill S. Davis
Branch Chief